October 8, 2021

To:  All Canadian Securities Regulatory Authorities

Dear Sirs/Mesdames:

RE: C21 Investments Inc. (the "Issuer")

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type:	Annual General Meeting
Record Date for Notice of Meeting:	November 3, 2021
Record Date for Voting (if applicable):	November 3, 2021
Beneficial Ownership Determination Date:	November 3, 2021
Meeting Date:	December 17, 2021
Meeting Location (if available):	Vancouver, British Columbia
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	No

Notice and Access (NAA) requirements:
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria	Not Applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria	Not Applicable

Voting Security Details:

Description:	CUSIP Number:	ISIN:
Common Class	12675Q101	CA12675Q1019

Sincerely,

C21 INVESTMENTS INC.

"Michael Kidd"

MICHAEL KIDD
Chief Financial Officer

Suite 170 ‑ 601 West Cordova Street, Mailbox 107, Vancouver, British Columbia V6B 1G1 +1 833 BUY-CXXI (289-2994)